575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax.. PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

June 22, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

ETFS Gold Trust
Post-Effective Amendment No. 2 to Registration on Form S-1
Registration No.: 333-158221

Dear Ladies and Gentlemen:

          On behalf of the ETFS Gold Trust (the “Trust”) sponsored by our client, ETF Securities USA LLC, and together with this correspondence, we are filing pursuant to the Securities Act of 1933 Post-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). Blacklined copies of the Amendment that have been marked to show changes since Post-Effective Amendment No. 1 to the Registration Statement filed on May 11, 2010 are being sent to the staff of the Securities and Exchange Commission under separate cover.

          With respect to the staff’s comment letter to the Sponsor dated June 8, 2010 by Mr. H. Roger Schwall, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter).

          General

          1.      The Trust’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed on May 17, 2010 has been incorporated by reference.

          2.      An updated consent of the auditor has been included as an exhibit to the Registration Statement.

           All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

Securities and Exchange Commission
June 22, 2010

          In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

          Please do not hesitate to contact me at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or the Amendment.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

Enclosures

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Tracey L. McNeil
Mr. Graham Tuckwell
Mr. Tom Quigley
Mr. Gregory Xethalis